CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY ORMAT TECHNOLOGIES, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].
December 21, 2009
Ms Yong Kim
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Mail Stop 3561
Re:	Ormat Technologies, Inc.: Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009 Definitive Proxy Statement on Schedule 14A Filed March 23, 2009 File No. 001-32347
Dear Ms. Kim:
     I want again to thank you and your colleagues on the Staff for making time for our conference call last Thursday. As you requested, we are enclosing maps showing our current areas of interest for exploration in Nevada.
     I also wanted to clarify one of the points we discussed Thursday related to our accounting policy for assessing impairment under ASC 360-10-35 (formerly SFAS No. 144). That is, the Staff’s questions concerning why we test for impairment of exploration projects at the area of interest level, if we test for impairment of operating power facilities on a plant-by-plant basis. In fact, we do not always test impairment of operating facilities on a plant-by-plant basis. Rather, where several plants are operated as a complex, as they frequently are, we test for impairment at the complex level.1 For these facilities, we consider the complex to be the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets or liabilities. We believe this approach is consistent with testing impairment of exploration projects on an area of interest basis, for the reasons we discussed during our call with the Staff and in our prior written responses. I hope this clarification

[1]	We did not make this point clearly in our November 25, 2009, letter responding to the first bullet of the Staff’s third comment. On page 5 of our response, we said “[o]ur existing power plants are evaluated for impairment separately under ASC 360-10-35 (formerly SFAS No. 144).” This statement failed to make clear that it only applies to stand-alone plants, not those which are part of a complex, like Steamboat, Brady, Omesa, Heber and Mammoth.
ORMAT TECHNOLOGIES, INC.
     6225 Neil Road, Reno, NV 89511-1136 Telephone:(775) 356-9029 Facsimile: (775) 356-9039

is helpful and apologize for any uncertainty we may have created during our call or in our prior written responses.
     Please do not hesitate to contact me at telephone number 1-775-356-9029 if you have any further questions from us.

Sincerely,
/s/ Joseph Tenne
Joseph Tenne
Chief Financial Officer Ormat Technologies, Inc.

Confidential Treatment Requested by Ormat Technologies, Inc.

[***]

(map omitted)

Confidential Treatment Requested by Ormat Technologies, Inc.
Notes to the Area of interest map
The operating plant are operated as two complexes: Steamboat and Brady/Desert Peak
The map includes all the areas that we have under lease and which are scheduled for exploration in the near term.
We have a few more leases in the area of interest, but as they are not currently scheduled for exploration, as their size may not yet justify a commercial project, we have not included them. These include: [***].